EXHIBITS 4.2


                   EMPLOYMENT AGREEMENT MADE AND ENTERED INTO
                  IN THE CITY OF MONTREAL, PROVINCE OF QUEBEC,
                          AS OF THE 1st DAY OF MAY 2004

BY AND BETWEEN:

         PIZZA DONINI INC.

         Body politic duly incorporated according to law, having an office at 4555 Boulevard des Grandes Prairies, Suite 30, St-Leonard, Quebec, herein duly represented by Mr. Theo Kalaitzis, duly authorized for these purposes

         (hereinafter referred to as "Pizza Donini")

AND:

         PETER DEROS
         residing and domiciled at 8220 Birnam Street, Apt. 2, Montreal, Quebec, H3N 2T9

         (hereinafter referred to as "Peter")

AND:

         DONINI, INC.
A New Jersey Corporation duly incorporated according to Law, having an office at 17 Fulton Street, Newark, New Jersey 07102, herein duly represented by Theo Kalaitzis, its Director, and by Catherine Pantoulis, its Secretary, duly authorized for these purposes,

         (hereinafter referred to as "Donini")

WHEREAS since 1987, Peter has acted as the President and Chief Executive Officer of Pizza Donini;

WHEREAS in addition to the duties being performed for and on behalf of Pizza Donini, Peter has been acting as Director, President, Chief Executive Officer and Treasurer of Donini since February 23, 2001;

WHEREAS Donini wishes to maintain Peter's services as President and Chief Executive Officer of both Donini and Pizza Donini with respect to the administration, development and management of both entities, as well as such other duties and services as may be required of him from time to time, which services Peter wishes to provide under the terms and conditions provided more fully herein;

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The parties hereby agree as follows:

1. That the preamble to the present Agreement shall form an integral part hereof as if it were recited at length herein for all legal purposes.

2. Pizza Donini hereby engages the services of Peter in order to administer, oversee, manage and develop the operations of Pizza Donini, Donini, their subsidiaries, affiliates and related companies and in that capacity, Peter shall hold the position of President and Chief Executive Officer of both Donini and Pizza Donini.

3. The term of this Agreement shall be a period of five (5) years (the "term") commencing June 1, 2004.

4. In the performance of his duties, Peter shall put forth his best efforts on a full-time basis exclusively for the benefit of Donini, Pizza Donini and their respective subsidiaries, related companies and affiliates, and shall conduct himself in a manner consistent with the best interests of Donini, Pizza Donini, and their respective subsidiaries, related companies and affiliates. Peter shall comply with and observe all resolutions, regulations and directives of Donini and Pizza Donini.

5. During the term of this Agreement and for a period of eighteen (18) months thereafter, Peter shall not, directly or indirectly, alone, in concert or partnership with others, through a prete-nom or company either as an employee, director, shareholder, lender, principal, officer, associate or consultant, compete with the business of Donini, Pizza Donini, or their respective subsidiaries or affiliates, nor shall he offer assistance or advice to any competing business or businesses, unless and to the extent that the Board of Directors of Donini permits or allows.

6. Peter acknowledges that during the course of his employment with Donini and Pizza Donini and throughout the term of this Agreement, he has been and shall continue to be privy to confidential information and trade secrets belonging to Donini, Pizza Donini, and their respective subsidiaries, affiliates and related companies as it relates to the products, designs, business plans, contracts, proposals, business opportunities, finances, research, development, know-how, personnel, or third-party confidential information of any of Donini, Pizza Donini, or their respective subsidiaries or affiliates to which Peter may have access and the terms and conditions of this Agreement. For and in consideration of the entering into of this Agreement and in consideration of the options and other remuneration granted herein, Peter undertakes not to divulge any of the aforementioned information to any person, entity, corporation or authority, nor to use such information for his benefit or the benefit of anyone other than Donini, Pizza Donini, or their respective subsidiaries, affiliates, and related companies during the term of this Agreement and at any time thereafter.

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

7. In consideration of the services to be rendered by Peter, Pizza Donini its shall pay to Peter the following:

       a) During the first year of the term of this Agreement, an annual base salary of one hundred and forty thousand dollars U.S. ($140,000.00 U.S.) payable on a weekly basis at the rate of two thousand six hundred and ninety-two dollars and thirty-one cents ($2,692.31 U.S.) per week, less all applicable deductions at source;

       b) During the second year of the term of this Agreement, an annual base salary of one hundred eighty-five thousand dollars U.S. ($185,000.00 U.S), payable on a weekly basis at the rate of three thousand five hundred and fifty-seven dollars and sixty-nine cents U.S. ($3,557.69 U.S.) per week, less all applicable deductions at source;

       c) During the third year of the term of this Agreement, an annual base salary of two hundred twenty-five thousand dollars U.S. ($225,000.00 U.S), payable on a weekly basis at the rate of four thousand three hundred and twenty-six dollars and ninety-two cents U.S. ($4,326.92 U.S.) per week, less all applicable deductions at source;

       d) During the fourth year of the term of this Agreement, an annual base salary of two hundred and seventy-five dollars U.S. ($275,000.00 U.S.) payable on a weekly basis at the rate of five thousand two hundred and eighty-eight dollars and forty-six cents U.S. ($5,288.46 U.S.) per week, less all applicable deductions at source;

       e) During the fifth year of the term of this Agreement, an annual base salary of three hundred and fifty thousand dollars U.S. ($350,000.00 U.S), payable on a weekly basis at the rate of six thousand seven hundred thirty dollars and seventy-seven cents U.S. ($6,730.77 U.S.) per week, less all applicable deductions at source;

       f) a cash bonus within six (6) months following the expiration of each fiscal year of Pizza Donini, calculated at seven and one-half percent (7.5%) of the net earnings after taxes, interest, depreciation and amortization of Donini, on a consolidated basis using U.S. Generally Accepted Accounting Principles.

       g) an annual expense allowance in such amount as may be required for the use of a company automobile suitable for the position of President and CEO of a comparable company and such reasonable business, travel and entertainment expenses incurred within the scope of Peter's duties herein. Peter shall submit to Pizza Donini monthly detailed expense and automobile expense reports within

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

             seven (7) days of the end of each calendar monthly in the manner and form prescribed by Pizza Donini from time to time and such expenses shall be reimbursed to Peter on a monthly basis within seven (7) days of the receipt of the expense reports for the immediately preceding month. All applicable invoices, statements and bills shall accompany all reports submitted by Peter to Pizza Donini;

       h) one hundred percent (100%) of the costs of a family health plan agreeable to the parties, up to a maximum of ten thousand dollars U.S. ($10,000.00 U.S.) per year;

8. Peter shall be entitled to the grant of 2,000,000 shares of common stock of Donini, upon payment of the sum of $0.001 per share, as an extraordinary bonus for entering into this Agreement, said shares to be issued on or before October 1st, 2004 pursuant to a proper resolution of Donini's Board of Directors.

9. Peter shall be entitled to the grant of options to purchase shares of the Company's common stock at the exercise prices per share as set forth below:

       Date                          Number of Options          Exercise Price
       ----                          -----------------          --------------
       October 1st 2004                750,000                  $.02
       October 1st 2005              1,000,000                  $.02
       October 1st 2006              1,250,000                  $.03
       October 1st 2007              1,500,000                  $.04
       October 1st 2008              2,000,000                  $.05

10. All shares of Common Stock and Options granted or awarded to Peter pursuant to Provisions 8 and 9 hereof shall be subject to all applicable federal and state securities legislation, regulations and policies, including all rules regarding the disposition of shares by insiders.

11. Peter shall be entitled to four (4) weeks paid vacation per year which vacation may be taken at such times as are mutually agreed between the parties.

12. Upon such reasonable notice as is applicable in law, Pizza Donini shall be entitled to terminate Peter's employment for cause. "Cause" when used in connection with the termination of employment means (i) the conviction of Peter of a crime involving moral turpitude by a court of competent jurisdiction; (ii) the proven commission by Peter of an act of fraud upon Donini and/or Pizza Donini; (iii) the willful and proven misappropriation of any funds or property of Donini and/or Pizza Donini by Peter; (iv) the willful, continued and unreasonable failure by Peter to perform material duties assigned to Peter after reasonable notice and opportunity to cure such performance has been given by Donini and/or Pizza Donini; (v) the knowing engagement by Peter in any direct, material conflict of interest

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

       with Donini and/or Pizza Donini; (vi) the knowing engagement by Peter, without the written approval of the Board of Directors of Donini and/or Pizza Donini, in any activity which competes with the business of Donini and/or Pizza Donini.

13. If Peter terminates his employment prior to April 30, 2009 for "Good Cause", Donini shall promptly pay Peter, in one lump sum payment within thirty days of such termination, all of the compensation due him under provision 7 including all amounts previously deferred. In addition, all stock and options to be granted or awarded pursuant to provisions 8 and 9 hereof shall be immediately and fully vested. For purposes of this agreement "Good Cause" means the occurrence of any of the following events:

        a) Peter is assigned duties, taken as a whole, that are materially inconsistent with, or materially diminished from, his positions, duties, responsibilities and status with Donini immediately prior to such action, or his status, reporting responsibilities, titles or offices are materially diminished from those in effect immediately prior to such action; provided, however, that Good Reason shall not be triggered under this subsection (a) by an immaterial action not taken in bad faith or by an action that is remedied by Donini promptly after receipt of written notice from Peter; or
       b) Donini requires Peter at any time to relocate more than 100 miles from the location of his principal office as of the dated hereof; or
       c) Donini shall violate or breach any of its obligations (regardless whether such obligation be set forth in the Bylaws of Donini or Pizza Donini and/or in this Agreement or any other separate agreement entered into between Donini and/or Pizza Donini and Peter) to indemnify Peter against any claim, loss, expense or liability sustained or incurred by Peter by reason, in whole or in part, of the fact that Peter is or was an officer or director of the Donini or Pizza Donini; or
       d) Donini shall violate or breach any other material obligation owed to Peter relating to his employment, provided that in the event of a violation or breach that is reasonably subject to being cured, Good Reason shall only occur if Donini shall fail or refuse to commence a cure within 15 days after written notice thereof is given by Peter or shall thereafter fail to diligently prosecute such cure to completion; or
       e) Donini shall fail to keep in force, for the benefit of Peter, directors' and officers' insurance policy with coverage amounts and scope at least equal to the coverage amounts in effect on the date hereof; or
       f) Donini fails to obtain from a successor (including a successor to a material portion of the business or assets of Donini) a satisfactory assumption in writing of Donini's obligations under this Agreement; or
       g) Donini notifies Peter of its intention not to observe or perform one or more of the material obligations of Donini under this Agreement; or
       h) There is a change of control of Donini. For purposes of this Agreement, a "Change of Control" shall mean the consummation of any of the following events during the Employment Period: (i) a sale,

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           lease or disposition of all or substantially all of the assets of the
           Company, or (ii) a sale, merger, consolidation, reorganization, recapitalization, sale of assets, stock purchase, contribution or other similar transaction (in a single transaction or a series of related transactions) of Donini with or into any other corporation or corporations or other entity, or any other corporate reorganization, where the stockholders of Donini immediately prior to such event do not retain (in substantially the same percentages) beneficial ownership, directly or indirectly, of more than fifty percent (50%) of the voting power of and interest in the successor entity or the entity that controls the successor entity, or (iii) if any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange
           Act) becomes the beneficial owner, directly or indirectly, of securities of the Company representing more than 35% of the combined voting power of the Donini's then outstanding securities; or (iv) a majority of the members of the Board of Directors in office prior to the happening of any event and who are still in office after such event, determine in their sole discretion within one year after such event, that as a result of such event there has been a Change in Control.

14. In the event of the termination of employment by Peter as a result of his death or disability, Donini shall pay, in one lump sum, Peter, or his estate as the case may be, 50% of all compensation due or to be due Peter pursuant to provisions 7, 8 and 9 hereof.

15. Upon the termination of this Agreement, Peter shall return to Pizza Donini all books, records, material, customer and supplier lists, confidential information, franchisee lists and documents and all other material, whether written, electronic or other, in respect of the operations of Donini, Pizza Donini and any of their respective subsidiaries, affiliates, shareholders, franchisees, lenders, suppliers, customers and other business contacts of any nature whatsoever and shall not retain any copies, records or other similar information.

16. All notices, requests, demands and other communications pursuant to this Agreement shall be in writing and shall be deemed to have been duly given if delivered by registered mail or by messenger, bailiff or any other expedient method to the intended party at the addresses indicated hereinabove, or at such other address as the parties may advise the others in writing and such notice shall be deemed to be received on the fifth
     (5th) business day following its mailing, where the postal service is in full operation during such entire time, or on the actual date of service or delivery, where the notice is sent by messenger, bailiff or other method of personal delivery.

17. This Agreement shall be interpreted in accordance with the Laws of Quebec and any and all disputes shall be submitted to the appropriate court for the District of Montreal. This Agreement was drafted in English at the request of the parties hereto. La presente Convention a ete redigee en anglais a la demande des parties aux presentes.

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

AND THE PARTIES HAVE SIGNED AT THE PLACE AND AS OF DATE ENUMERATED HEREINABOVE.

PIZZA DONINI INC.


Per: /s/ THEO KALAITZIS
     -----------------------------------
     THEO KALAITZIS
     duly authorized for the purposes
     stated herein


     /s/ PETER DEROS
     -----------------------------------
     PETER DEROS, Personally



DONINI, INC.


Per: /s/ THEO KALAITZIS
     -----------------------------------
     THEO KALAITZIS, DIRECTOR
     duly authorized for the purposes
     stated herein


Per: /s/ CATHERINE PANTOULIS
     -----------------------------------
     CATHERINE PANTOULIS, SECRETARY
     duly authorized for the purposes
     stated herein

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